# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOUVEAU MONDE GRAPHITE INC., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common shares
Address of issuer's principal executive offices: 6 CHEMIN DES BOULEAUX, L'ANGE-GARDIEN, Quebec Canada (A8), J8L 0G2
Date of event which requires filing of this statement: 12/16/2024
Filed by CIK 0002049820
Persons authorized to receive notices and communications: Selin Bastin, 1250 Rene-Levesque Blvd. West, Suite 1400, Montreal, Quebec Canada (A8), H3B 5E9, 514-937-2772; Todd Gibson, One Congress Street, Suite 2900, Boston, Massachusetts (MA), 02114, 617-261-3140

## Reporting persons
- Canada Growth Fund Inc. (CIK 0002049820): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 39,682,538; sole dispositive power 0; shared dispositive power 39,682,538; aggregate amount beneficially owned 39,682,538 (23.1% of the class)
  Comment: Items 8, 10, 11, and 13 includes the number of Common Shares of Nouveau Monde Graphite Inc. (NMG) issuable to Canada Growth Fund Inc. (CGF) upon exercise of all Warrants (as defined below).
  
  In Items 8, 10, 11, and 13 percentages are based on 152,261,189 common shares of NMG as of December 19, 2024, based on information provided by NMG and as calculated in accordance with Rule 13d-3(d)(1).
- Canada Growth Fund Investment Management Inc. (CIK 0002049818): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 39,682,538; sole dispositive power 0; shared dispositive power 39,682,538; aggregate amount beneficially owned 39,682,538 (23.1% of the class)
  Comment: Items 8, 10, 11, and 13 includes the number of Common Shares of Nouveau Monde Graphite Inc. (NMG) issuable to Canada Growth Fund Inc. (CGF) upon exercise of all Warrants (as defined below).
  
  In Items 8, 10, 11, and 13 percentages are based on 152,261,189 common shares of NMG as of December 19, 2024, based on information provided by NMG and as calculated in accordance with Rule 13d-3(d)(1).

## Item 1. Security and Issuer
Title of class of securities: Common shares
Name of issuer: NOUVEAU MONDE GRAPHITE INC.
Address of issuer's principal executive offices: 6 CHEMIN DES BOULEAUX, L'ANGE-GARDIEN, Quebec Canada (A8), J8L 0G2
Comment: (1) NOUVEAU MONDE GRAPHITE INC. (NMG)

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed for and on behalf of Canada Growth Fund Inc. (CGF) and Canada Growth Fund Investment Management Inc. (CGFIM) (collectively, the Reporting Persons). CGF is an independent impact investment fund operating at arms length from the Government of Canada that was established to support the growth of a clean economy for Canada. CGF is a Canadian Crown corporation and a wholly-owned subsidiary of Canada Development Investment Corporation (CDEV). CDEV is, in turn, wholly-owned by His Majesty in Right of Canada (the Government of Canada) and is the entity with primary responsibility for acquiring, holding and managing critical government investments and assets. CDEV incorporated CGF under the Canada Business Corporations Act on December 13, 2022. CGFIM is the discretionary exclusive investment manager for CGF and is a wholly-owned subsidiary of Public Sector Pension Investment Board (PSP Investments), a Canadian pension investor that was established under the Public Sector Pension Investment Board Act (Canada) (the PSP Act). The PSP Act was amended in 2023 for the specific purpose of authorizing PSP Investments to create CGFIM to manage CGF. CGFIM manages CGF in accordance with the terms of an investment management agreement among, inter alios, CGF and CGFIM on an independent and arms length basis from both the Government of Canada and PSP Investments. CGFIM is filing this 13D since it may be deemed to beneficially own the Common Shares as discretionary exclusive investment manager for CGF. In accordance with Rule 13d-4 under the Securities Act of 1934, as amended, CGFIM declares that this 13D should not be construed as an admission that they are the beneficial owners of the Common Shares, and CGFIM expressly disclaims beneficial ownership of the Common Shares. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Persons as required by Item 2 of Schedule 13D is listed on Exhibit 6 hereto and is incorporated by reference herein.
Residence or business address:
c/o Canada Growth Fund Investment Management Inc., 1250 Rene-Levesque Blvd. West, Suite 1400, Montreal, Quebec, H3
B 5E9 Canada
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase price for the Common Shares is US$25 million in cash, and the source of funds was the working capital of CGF.

## Item 4. Purpose of Transaction
Purpose of transaction:
CGF entered into a subscription agreement (the Subscription Agreement), dated December 16, 2024, with NMG pursuant to which, on December 20, 2024, CGF purchased, on a private placement basis, 19,841,269 Common Shares of NMG and an additional 19,841,269 Common Shares on exercise of the Warrants, for an aggregate of 39,682,538 Common Shares, for an aggregate subscription price of US$25,000,000 (collectively, the Purchased Shares). This represents approximately 23.1% of the then-outstanding Common Shares, computed on the basis of 152,261,189 Common Shares issued and outstanding as of December 19, 2024, based on information provided by NMG and as reported in the issuers most recent 40-F and 6-K.
The Purchased Shares and Warrant Shares (as defined in the Subscription Agreement) were acquired by CGF for investment purposes in the ordinary course of its business. The Reporting Persons will evaluate their investment in NMG from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in NMG or may change their investment strategy as regards to NMG. The Common Shares are listed on the TSX Venture Exchange and the New York Stock Exchange.
The Reporting Persons intend to monitor and evaluate the investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem relevant. The Reporting Persons may engage in discussions with management, the board of directors of NMG, other shareholders of NMG and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of NMG. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable securities laws. The Reporting Persons may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares or other securities issued by NMG through open market purchases, block trades, privately negotiated transactions, tender offer, merger, reorganization or otherwise. The Reporting Persons may also dispose of all or a portion of the securities of NMG, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other required approvals.
Under the terms of the Investor Rights Agreement, CGF will have certain information and access rights to books and records. CGF has the right to appoint one member of the board and one board observer, although CGF currently intends only to appoint one board observer (but CGF may appoint a board member at any time in its discretion). Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of NMG and may from time to time consider pursuing or proposing such matters with advisors, NMG or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. Under the definition of beneficial ownership, as set forth in Rule 13d-3 under the Act, the Reporting Persons may be deemed to have the power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), the 39,682,538 Purchased Shares, which represents approximately 23.1% of the outstanding Common Shares. This percentage was calculated on the basis of 152,261,189 Common Shares issued and outstanding as of December 19, 2024, based on information provided by NMG.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to Item 5(a) hereof is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transactions in the Common Shares were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person named in Exhibit 5.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is incorporated herein by reference.
Subscription Agreement: This description is a summary only and is qualified in its entirety by the terms of the Subscription Agreement, which is filed as Exhibit 1 to this Schedule 13D, and is incorporated herein by reference.
Registration Rights Agreement: Pursuant to the Registration Rights Agreement, CGF, as a 10% beneficial owner of Common Shares, may cause NMG to register all or a portion of the Registerable Shares (as defined therein). This description is a summary only and is qualified in its entirety by the terms of the Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D, and is incorporated herein by reference.
Investor Rights Agreement: Concurrent with the purchase of the Common Shares, CGF and NMG entered into an investor rights agreement (the Investor Rights Agreement). Under the Investor Rights Agreement, CGF is required to lock-up its Common Shares until August 28, 2025.
The Investor Rights Agreement also provides among other things, for CGF to be entitled to the following:

(a) the right to designate one individual or two individuals to serve on the board of directors of NMG for so long as it owns at least 10% or 20%, respectively, of the issued and outstanding Common Shares;

(b) the right to have (i) a non-voting observer (as an alternative to each board nominee) and one non-voting observer (in addition to the board nominee(s)) attend all of NMGs board meetings for as long as it is entitled to designate a board nominee and (ii) a non-voting observer attend all of the NMGs board meetings for so long as it owns 5% or more of the issued and outstanding Common Shares; and

(c) certain top up rights if CGFs pro rata interest in Common Shares becomes less than 20%, 10% or 5% as a result of NMG issuing Excluded Securities or Pre-Emptive Right Securities for which CGF has elected not to exercise its Pre-Emptive Right (as such terms are defined in the Investor Rights Agreement); and The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit 2 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Subscription Agreement dated as of December 16, 2024, by and between CGF and NMG.
Exhibit 2 - Investor Rights Agreement dated as of December 20, 2024, by and between CGF and NMG.
Exhibit 3 - Warrant Certificate dated as of December 20, 2024, by and between CGF and NMG.
Exhibit 4 - Registration Rights Agreement dated as of December 20, 2024, by and between CGF and NMG.
Exhibit 5 - Directors and Executive Officer Information Required by Item 2 and Item 5.
Exhibit 6 - Joint Filing Agreement dated December 20, 2024, by and between the Reporting Persons.

## Signatures
- Canada Growth Fund Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer of Canada Growth Investment Management, its Manager (12/23/2024)
- Canada Growth Fund Inc.: /s/ Sophie Kaine Roy, Sophie Kaine Roy, Senior Director of Canada Growth Investment Management, its Manager (12/23/2024)
- Canada Growth Fund Investment Management Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer (12/23/2024)
- Canada Growth Fund Investment Management Inc.: /s/ Sophie Kaine Roy, Sophie Kaine Roy, Senior Director (12/23/2024)